Michael R. McAlevey
Vice President
Chief Corporate, Securities and Finance Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828
USA

T 203 373 2967
F 203 373 3079
michael.mcalevey@ge.com

October 10, 2007

Ms. Hanna T. Teshome
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	General Electric Company Definitive 14A Filed February 27, 2007 File No. 001-00035

Dear Ms. Teshome:

We are responding to your comment letter dated August 21, 2007, to Jeffrey R. Immelt, Chairman and Chief Executive Officer of General Electric Company (“GE” or the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Compensation Discussion and Analysis, page 12

Implementing Our Objectives, page 13

Determining Compensation, page 13

1.
You state that you do not adhere to “rigid formulas or necessarily react to short-term changes in business performance in determining the amount and mix of compensation elements.”  Please revise your disclosure to provide a more focused discussion of the policies governing the amount and allocation of compensation awards including current versus future awards and cash versus equity compensation.  Your disclosure should analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your compensation program.  Please ensure that the disclosure you provide under paragraph (b)(1) of Item 402 of Regulation S-K explains and places in context how and why determinations with respect to one element may or may not have influenced your decisions with respect to other allocated or contemplated awards.  Please refer to Item 402(b)(1)(vi) of Regulation S-K.

Response

The Company notes the Staff’s comment and will revise its disclosure in future filings to provide additional discussion of its guidelines described below governing the amount and allocation of compensation awards, including an analysis of the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded on other elements of compensation.  The Company supplementally advises the Staff that in determining the amount of long-term compensation in the form of equity incentive compensation, the Management Development and Compensation Committee of the Company’s Board of Directors (the “MDCC”) reviews the prior year’s equity grants as an initial basis for determining the current-year grant, after making an assessment focused on a named executive’s contribution, and expected contribution, to the Company’s overall performance as well as the Company’s desire to retain the executive and incent future contributions.  Similarly, as generally described on page 16 of the Company’s 2007 Proxy Statement (the “2007 Proxy Statement”), in determining the amount of the discretionary cash bonus, the MDCC starts with the amount of the prior year’s bonus when determining the amount of the current-year bonus and the corresponding percent change from the prior year.  The MDCC determines cash bonuses based on its judgment of an executive’s contribution to the Company’s overall performance as well as the performance of any business or function he leads.  In addition, in determining the mix of an executive’s total pay opportunity, the MDCC strives to have the total value of the annual equity-based compensation higher than the total amount of the annual cash compensation and to award more long-term than short-term compensation. This approach is consistent with the MDCC’s philosophy that senior executive compensation should be more at risk and focused on long-term performance.

2.
Your disclosure indicates that you consider competitive market compensation paid by other companies and the general views of your compensation consultant to determine executive compensation.  Please give consideration to paragraph (b)(2)(xiv) of Item 402 of Regulation and provide appropriate disclosure that identifies the companies against which you benchmark compensation and specifies how each element of compensation relates to the data you have analyzed from comparator companies.

Response

The MDCC considers competitive market compensation paid by the Dow 30 companies when planning and reviewing named executive compensation, but does not attempt to maintain a certain target percentile of total pay within that peer group. This is discussed on page 14 of the 2007 Proxy Statement.  The Company will revise its disclosure in future filings to explain that any compensation information derived from a review of the Dow 30 companies is provided to the MDCC as one of many factors to consider when setting compensation.  This data, however, does not serve as the sole basis or strict set of guidelines for determining the specific amount of any element of executive compensation.  In addition, the Company will clarify that the Dow 30 data that it presents to the MDCC includes each component company of the Dow Jones Industrial Average.

Role of MDCC and CEO, page 14

3.
You indicate that the chief executive officer and the senior vice president, human resources, assist the committee in reaching compensation decisions with respect to named executives other than the CEO.  Please revise your disclosure to further clarify the role of executive officers in this regard.  Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Response

The Company notes the Staff’s comment and will revise its disclosure in future filings to further clarify the roles of our CEO and senior vice president, human resources, in connection with the compensation decisions affecting the other named executives. As explained on page 14 of the 2007 Proxy Statement, the other named executives do not play a role in their own compensation determination, other than discussing with the CEO their own individual performance against predetermined objectives.

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Elements Used to Achieve Compensation Objectives, page 15

4.
Your disclosure indicates that cash bonuses and equity awards are based on an assessment of financial, strategic and operational performance measures, as well as each executive’s performance against expectations.  Please disclose the specific items of company performance considered and how your incentive awards are specifically structured around such performance goals.  Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response

The Company relies on the attainment of predetermined financial goals in two instances in awarding named executive compensation; the four specific measurements that form the basis for payments under the Company’s Long Term Performance Award Program (the “LTPA”) and the performance targets of the Performance Share Units (the “PSUs”) granted to the CEO.  This is explained on page 14 of the 2007 Proxy Statement.  The Company will revise its disclosure in future filings to further explain that the other elements of its compensation programs, including cash bonuses and equity awards, are not directly linked to the attainment of specific Company performance targets.  Rather, the MDCC primarily uses its judgment in paying or awarding these elements of compensation by evaluating the contribution of the executives to achieving the Company’s financial, strategic and operational goals and to any business or function that they lead, if relevant.  Please see below our response to comment number seven, which we believe also is responsive to the Staff’s request in this comment.

5.
To the extent you believe that disclosure of performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm.  To the extent that it is appropriate to omit specific performance measures, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  General statements such as those appearing in fifth full paragraph of page 17 are not sufficient.  In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  To the extent incentive amounts were determined based upon a historical review of the predictability of your performance objectives, we would expect to see appropriate disclosure that addresses the relationship between historical and future achievement.

Response

The Company’s response to this comment has been omitted from this letter and been submitted separately to the SEC with confidential treatment requested pursuant to 17 C.F.R. § 200.83 for certain portions thereof.

6.
You indicate in the first full paragraph of page 16 that the committee uses discretion in determining executive bonus awards.  Please clarify whether discretion has been exercised by the committee either to award compensation absent attainment of the relevant performance objectives or to reduce the size of any award or payout.  Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goals.  Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Response

The Company will revise its disclosure in future filings to further clarify that with respect to the two programs that rely solely on the achievement of specific financial goals, the LTPA and the CEO’s PSUs, no discretion has been exercised by the MDCC either to award compensation absent attainment of the relevant performance objectives or to reduce the size of any award or payout.  As

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discussed in the Company’s answer to comment number four, the determination of named executive annual cash bonus awards is not formulaic.

Compensation for the Named Executive Officers in 2006, page 18

7.
You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee.  Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response

We describe the specific factors affecting compensation decisions for the named executives on pages 12 to 14 of the 2007 Proxy Statement, including both quantitative and qualitative elements.  On page 19 of that Proxy Statement, the Company provided detailed information on the financial, strategic and operational goals that the MDCC considered in evaluating the CEO’s compensation, including an assessment of actual performance against those goals.  As explained on the same page, for the other named executives, the Company evaluates the overall performance of the Company and the named executives’ contributions to that performance and the performance of the business or function that they lead.  The Company will revise its disclosure in future filings to further explain the impact of the MDCC’s evaluation of individual performance factors on the compensation for the other named executives.  When the factors and decisions are materially similar, the Company may address those named executives as a group.

8.
Please revise your disclosure regarding how you determined the amount of cash bonuses, LTPA awards, and restricted stock unit and stock option awards.  We would expect to see a more focused discussion that sets forth the amount of compensation awarded and provides substantive analysis and insight into how the committee determined the specific payout amounts.  Please provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element.  Please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K addresses the specific factors considered by the committee in approving particular pieces of each named executive officers’ compensation package and that it describes the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.  Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response

As noted in the Company’s response to comment number four, only the LTPA and the CEO’s PSUs are determined solely on the basis of specific performance goals.  Individual payments under the LTPA are calculated based on the Company’s performance against four specific financial goals measured over a three-year period, and, in any year when the LTPA was actually paid at the end of such period, the Company provided a thorough analysis of the extent to which threshold, target or maximum levels of performance goals were achieved (see the Company’s 2006 Proxy Statement).  The PSUs are contingent upon achieving two specific financial goals over a two-year or five-year period, and have yet to be paid.  As previously noted in the Company’s response to comment number seven, the Company will revise its disclosure in future filings to further explain, for the other named executives, any individual performance factors that contributed to the MDCC’s evaluation of the compensation for those named executives.

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Potential Payments Upon Termination, page 31

9.
You provide disclosure relating to the various post-employment termination benefits starting on page 31.  In the compensation discussion and analysis, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provisions of benefits under the existing plans or arrangements.  Please refer to paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.  Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response

As explained on pages 31 and 32 of the 2007 Proxy Statement, the named executives do not have employment, severance or change of control agreements with the Company.  Any specific termination benefits, other than those that are available to other salaried employees, are largely limited to the impact of death, disability and retirement.  The Company will revise its disclosure in future filings to further explain how any post-termination compensation is determined and, to the extent ever applicable in the future, will address any significant relationship between the Company’s post-employment termination benefits and the MDCC’s decisions relating to the other compensation elements for named executives.

Certain Relationships and Related Person Transactions, page 36

Review and Approval of Related Person Transactions, page 36

10.
Please include a statement of whether or not your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) are in writing, and, if not, how such policies are evidenced.

Response

The Company will revise its disclosure in future filings to clarify that its related party transaction policy is in writing.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have questions regarding any of the items addressed in this letter, please contact me at (203) 373-2967 or, in my absence, my colleague Chris Pereira at (203) 373-2663.

GENERAL ELECTRIC COMPANY
/s/ Michael R. McAlevey
Michael R. McAlevey
Vice President Chief Corporate, Securities and Finance Counsel

cc:	Members of the Management Development and Compensation Committee
J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
B. B. Denniston, Senior Vice President and General Counsel
J. F. Lynch, Senior Vice President, Human Resources

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